# South Street Securities LLC
**Statement of Financial Condition**
**December 31, 2018**

# South Street Securities LLC
Index
December 31, 2018



**pwc**

### Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of South Street Securities LLC:

#### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying Statement of Financial Condition of South Street Securities LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

#### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 28, 2019

We have served as the Company's auditor since 2002.

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us*

# South Street Securities LLC
## Statement of Financial Condition
## December 31, 2018

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 14,291,300 |
| Financial instruments owned, at fair value (cost $239,616,880) | | 240,377,040 |
| Securities purchased under agreements to resell | | |
|   (includes $7,390,896,062 at fair value, before netting) | | 35,022,513,134 |
| Deposits with brokers, dealers and clearing organization | | 32,136,620 |
| Other trading assets | | 3,588,811 |
| Accrued interest receivable | | 1,116,018 |
| Other assets | | 2,245,994 |
| Total assets | | $ 35,316,268,917 |

**Liabilities and Member's Equity**

Liabilities

| | |
|---|---:|
| Securities sold under agreements to repurchase | $ 35,116,283,335 |
| Payable to clearing organization | 17,565,285 |
| Other trading liabilities | 3,583,267 |
| Accrued expenses | 2,889,253 |
| Total liabilities | 35,140,321,140 |
| Member's equity | 175,947,777 |
| Total liabilities and member's equity | $ 35,316,268,917 |

The accompanying notes are an integral part of these financial statements.

# South Street Securities LLC
## Notes to the Statement of Financial Condition
## December 31, 2018

1. **Organization and Nature of Business**

   South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed to create and manage for its own account a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

   The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 5). SSSF and CMET LLC are both wholly owned subsidiaries of South Street Securities Holdings Inc. ("SSSH" or the Ultimate Parent).

2. **Summary of Significant Accounting Policies**

   **Cash**
   Cash consists of cash in banks, which is held primarily at one major U.S. financial institution. The Company holds a certificate of deposit, a requirement of its office lease agreement, which has a maturity greater than 90 days, therefore, is not considered a cash equivalent and is included in other assets in the accompanying statement of financial condition.

   **Receivables, Payables and Deposits with Brokers, Dealers and Clearing Organizations**
   Deposits with brokers, dealers and clearing organizations at December 31, 2018 consist of the following:

   | | | |
   |---|---|---|
   | Futures margin deposit | $ | 16,986,620 |
   | Deposits with clearing organizations | | 15,150,000 |
   | | $ | 32,136,620 |

   Amounts payable to brokers, dealers and clearing organization at December 31, 2018 consist of the following:

   | | | |
   |---|---|---|
   | Payable to clearing organization | $ | 17,565,285 |

   **Financial Instruments Owned**
   Financial instruments owned consist of U.S. Treasury Notes. They are accounted for as trading securities, recorded on a trade date basis and carried at fair value with changes in fair value.

### Other Trading Assets and Liabilities

The Company enters into futures contracts and to be announced securities ("TBAs") which represent commitments to purchase or sell securities, mortgage backed securities or other commodities at a future date and at a specified price. These contracts are accounted for as derivatives, recorded on a trade basis and carried at fair value.

### Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Accordingly, no income tax provision is reflected in the Company's financial statements. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of SSSH.

### Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreements" or "resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 95 days. See Note 9 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards.

As of December 31, 2018, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2018, the Company has received securities with market values of $41,215,336,336 under resale agreements and pledged securities with market values of $40,791,311,585 under repurchase agreements. The securities pledged and received by the Company are U.S. Treasury and government agency securities. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

4

The table below represents repurchase and reverse repurchase agreements by remaining contractual term to maturity, before netting:

| Balance as of December 31, 2018 | Open and Overnight | 1 to 30 days | 31 -95 days | Greater than 95 days | Total |
|---|---|---|---|---|---|
| Securities purchased under agreements to resell | $ 21,498,336,896 | 7,047,867,594 | 9,270,510,135 | 2,865,762,826 | $ 40,682,477,452 |
| Securities sold under agreements to repurchase | $ 37,327,703,532 | 2,236,048,371 | 1,212,495,750 | - | $ 40,776,247,653 |

As of December 31, 2018, the Company had no outstanding repurchase-to-maturity transactions.

### Use of Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### Related Party Transactions
The accompanying financial statements have been prepared from the separate records maintained by South Street but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity. Refer to Note 5 for additional details.

### Recent Accounting Guidance
In February 2016, the FASB issued ASU 2016-02, which requires a lessee to recognize a right-of-use asset and lease liability on its balance sheet for all leases, including operating leases, with a term of greater than 12 months. Lease classification is still performed, with any lease classified as a finance lease reported as a financing transaction. The ASU does not substantially change lessor accounting. Additionally, the ASU makes several other targeted amendments including i) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of the underlying asset such as for property taxes or insurance and ii) expanding disclosures to provide quantitative and qualitative information about lease transactions.

The ASU is effective for all annual and interim periods beginning January 1, 2019. We conducted a review of our existing lease contracts and recorded a gross-up of our balance sheet of approximately $10 million as a result of recognizing lease liabilities and corresponding right of use assets for operating leases upon adoption as of January 1, 2019.

3.  **Clearing Arrangement with FICC and Concentration of Credit Risk**

    The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. A portion of repurchase and resale activities are transacted under legally enforceable master repurchase

**South Street Securities LLC**
**Notes to the Statement of Financial Condition**
**December 31, 2018**

agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's Statement of Financial Condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

At December 31, 2018, included in securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting is applied to the FICC resale and repurchase agreements balances and to any other counterparties where the right of offset exists. The following table presents as of December 31, 2018, the gross and net securities purchases under reverse repurchase agreements and the sold under the repurchase agreements for all counterparties.

|  | Gross balance | Amounts netted on the Statement of Financial Condition | Net balance |
|---|---|---|---|
| **Assets** Securities purchased under agreements to resell | $ 40,682,477,452 | 5,659,964,318 | $ 35,022,513,134 |
| **Liabilities** Securities sold under agreements to repurchase | $ 40,776,247,653 | 5,659,964,318 | $ 35,116,283,335 |

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2018, the Company had two customers whose individual balances accounted for 10% or more of total securities purchased under agreements to resell on the Statement of Financial Condition with balances totaling $16,306,501,411 prior to netting.

Securities purchased under agreements to resell are collateralized by obligations of the U.S. Government and its agencies.

As of December 31, 2018, the Company had pledged $205,219,282 of securities obtained under resale agreements to FICC. The size of the pledged amount is subject to change from time to time and is dependent upon the volume of business transacted.

**4.    Member's Equity**

During the year ended December 31, 2018, the Company made distributions of $14,863,237 to SSSF.

**5.    Related Parties**

**Program Agreement**
In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement

The Company is required to pay to CMET LLC, the program administrator, an administrative fee for providing certain portfolio management, operational and administrative services to the Company.

6

### Advisory Fees

The Company's ultimate parent, SSSH, pays advisory fees to a third party based on consolidated net income. Under an agreement with the company, a portion of the fee is allocated based upon its proportionate share.

### Referral Fees

The Company has entered into a referral arrangement with a shareholder of its ultimate parent.

### Data Processing

For the year ended December 31, 2018, the Company incurred costs related to data processing that was provided by Matrix Applications LLC, an entity that is an affiliate.

### Rent

The Company previously entered into a monthly rent agreement for its office space (the "Agreement") with CMET LLC, which was cancelled on June 28, 2018. On December 31, 2017, the Company entered into a new non-cancelable operating lease starting June 1, 2018 for a new office space (the "New Lease"). Subsequent to the Company entering into the New Lease, a sublease agreement was entered into with subsidiary companies. See Note 6 for outstanding operating lease commitments.

### Securities Purchased Under Agreements to Resell

During 2018, the Company entered into reverse repurchase agreements with South Street Asset Management LLC (SSAM), an entity that is an affiliate. As of December 31, 2018, the Company had no open reverse repurchases agreements with SSAM.

During 2018, the Company entered into· reverse repurchase agreements and repurchase agreements with counterparties that were also shareholders of SSSH. As of December 31, 2018, the Company had $2,915,933,388 of open reverse repurchase agreements with these counterparties. As of December 31, 2018, the Company had $100,487,500 of open repurchase agreements with these counterparties.

## 6. Commitments and Contingencies

### Commitments

As of December 31, 2018, the Company had forward commitments to enter into repurchase agreements in the amount of $10,352,750,000 and reverse repurchase agreements in the amount of $349,665,750.

### Software License and Technology Commitments

Matrix Applications LLC has entered into an open-ended software license and maintenance agreement with a third-party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software and maintenance services used to operate the Repo Program. The agreement provides for South Street to pay a $41,500 monthly lease fee directly to the Software Provider. For the year ended December 31, 2018, the Company incurred $498,000 in fees under this agreement, which is included in equipment, software and market data services in the accompanying statement of operations.

### Operating Lease Commitments

The Company has an operating lease for their corporate offices. Future minimum lease payments as of December 31, 2018 are as follows:

| Year ending December 31, | |
|---|---|
| 2019 | 1,386,875 |
| 2020 | 1,386,875 |
| 2021 | 1,386,875 |
| 2022 | 1,386,875 |
| thereafter | 7,570,027 |

**General**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

**7.     Other Assets**

Leasehold improvements and furniture and fixtures related to the New Lease are carried at cost less accumulated depreciation and are included in the statement of financial position in other assets. These balances are depreciated using the straight-line method over the lesser of the remaining term of the leased facility or the economic life of the improvement, estimated to be 3 years.

The following schedule summarizes the balances and accumulated depreciation by asset class:

| Plant, Property and Equipment | December 31, 2018 | Estimated Useful Life |
|---|---|---|
| Furniture and fixtures | 542,682 | 3 years |
| Leasehold improvements | 398,681 | 3 years |
| Total | 941,363 | |
| | | |
| Accumulated depreciation | (157,998) | |
| | | |
| Plant, property and equipment, net of accumulated depreciation | 783,365 | |

**8.     Other Trading Assets and Liabilities Used for Trading and Financial Activities**

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. The futures contracts used by the Company include U.S. Treasury General Collateral Financing ("GCF"), Mortgage Backed GCF, Federal Funds and Euro Dollar futures contracts. At December 31, 2018, the Company used these contracts primarily as an economic hedge of interest rate risk associated with its financing activities of fixed income instruments.

TBA's are forward-settling mortgage-backed securities (MBS) trades. Market risk exists with respect to these instruments.

The following table presents the location and fair value amounts of the Company's derivatives for the year ended December 31, 2018.

**Fair Value of**
**Derivative Instruments**
**As of December 31, 2018**

|  | Description | Number of Contracts | Fair Value |
|---|---|---|---|
| **Assets** |  |  |  |
|  | TBA's (1) | 481 | $ 3,588,811 |
| **Liabilities** |  |  |  |
|  | Futures contracts: |  |  |
|  | Federal Funds (2) | 6,565 | $ 110,737 |
|  | Euro Dollars (2) | 700 | 10,000 |
|  | TBA's (2) | 528 | 3,462,530 |
|  |  | 7,793 | $ 3,583,267 |

(1) Included in Other trading assets on the statement of financial condition
(2) Included in Other trading liability on the statement of financial condition

### 9.  Fair Value Option for Resale and Repurchase Agreements

The financial instruments guidance in ASC 825, *Financial Instruments* ("ASC 825"), provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and repurchase agreements that have a term of greater than 95 days at inception. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such resale and repurchase agreements and their related economic hedges are both reported at their fair values.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are substantially collateralized. For purposes of the fair value hierarchy, these transactions are classified as Level 2.

### 10.  Fair Value of Measurement

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical

assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1    Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2    Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3    Inputs that are unobservable.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

An individual investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as quoted prices for identical securities were readily available, or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly.

The following table presents the financial instruments carried on the Statement of Financial Condition by level within the valuation hierarchy as of December 31, 2018.

| | Level 1 | Level 2 | Level 3 | Balance as of December 31, 2018 |
|---|---|---|---|---|
| **Assets** | | | | |
| U.S. Treasury Notes | $ 240,377,040 | $          - | $          - | $ 240,377,040 |
| Securities purchased under agreements to resell | - | 7,390,896,062 | - | 7,390,896,062 |
| TBA's | 3,588,811 | - | - | 3,588,811 |
| | $ 243,965,851 | $ 7,390,896,062 | $          - | $ 7,634,861,913 |
| | | | | |
| **Liabilities** | | | | |
| Futures contracts: | | | | |
|   Federal Funds | $      110,737 | $          - | $          - | $      110,737 |
|   Euro Dollars | 10,000 | - | - | 10,000 |
| TBA's | 3,462,530 | - | - | 3,462,530 |
| | $    3,583,267 | $          - | $          - | $    3,583,267 |

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, certain securities purchased under agreements to resell, deposits with brokers, dealers and clearing organizations, certain securities sold under agreements to repurchase and payable to clearing organization. Such amounts are reflected as Level 1 within the fair value hierarchy.

|  |  | Carrying Value |  | Estimated Fair Value Hierarchy |  |  | Total Fair Value December 31 2018 |
|  |  |  | Level 1 | Level 2 | Level 3 |  |
| --- | --- | --- | --- | --- | --- | --- | --- |
| **Financial Assets** |  |  |  |  |  |  |  |
| Cash | $ | 14,291,300 | $ 14,291,300 | $ - | $ - | $ | 14,291,300 |
| Securities purchased under agreements to resell |  | 27,631,617,072 | - | 27,631,617,072 | - |  | 27,631,617,072 |
| Deposits with brokers, dealers and clearing organization |  | 32,136,620 | - | 32,136,620 | - |  | 32,136,620 |
|  | $ | 27,678,044,992 | $ 14,291,300 | $ 27,663,753,692 | $ - |  | $ 27,678,044,992 |
| **Liabilities** |  |  |  |  |  |  |  |
| Securities sold under agreements to repurchase | $ | 35,116,283,335 | $ - | $ 35,116,283,335 | $ - |  | $ 35,116,283,335 |
| Payable to clearing organization |  | 17,565,285 | - | 17,565,285 | - |  | 17,565,285 |
|  | $ | 35,133,848,620 | $ - | $ 35,133,848,620 | $ - |  | $ 35,133,848,620 |

## 11. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to an additional requirement for brokers or dealers engaging in reverse repurchase agreements that are over collateralized. At December 31, 2018, the additional requirement totaled $9,671. At December 31, 2018, South Street had net capital of $167,223,658, which was $166,963,987 above its required net capital of $259,671.

South Street is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2018, the Company was not required to and did not hold any customer money or securities.

## 12. Subsequent Events

As of February 28, 2019, the date which the financial statements were issued, management has determined that no subsequent events have occurred after December 31, 2018, which require recognition or disclosure in the financial statements.